Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 17, 2010

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omega Water Corp. (the “Company”)
Amendment No. 3 to Form S-1 filed September 16, 2010 File No. 333-164245

Dear Mr. Reynolds:

Submitted pursuant to the staff’s comment letter dated September 7, 2010, please find on EDGAR copies of Amendment No. 3 to the referenced registrant’s Form S-1 (“Amendment No. 3 to Form S-1”) and a redlined Amendment No. 3 to Form S-1.

Amendment No. 3 to Form S-1 was filed with the Commission via EDGAR on September 16, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 3 to the Form S-1.

In response to the staff’s comments in their September 7, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Prospectus Summary – Omega Water Corp., page 4

1.
We reissue comment one from our letter dated April 16, 2010.  In this section you state “We intend to use the net proceeds from this offering to develop and implement our business plan.”  However, the disclosure on page 3 state that you will use the funding from this offering to commence activities to raise the $550,000 in funds required for Phases I and II of the development program.  Please reconcile the disclosure throughout the prospectus.  In addition, please reconcile the disclosure that you will use the funding from this offering to commence activities to raise the $550,000 with the use of proceeds section, as we had previously requested.

John Reynolds
September 17, 2010

In accordance with telephone conversations with the staff on September 16, 2010, the Company has complied with this comment by changing the amount needed to implement its business plan from $25,000 to $550,000 (page 6) and disclosed that the funds being raised in the offering under the Form S-1 are to operate the business only until Phase I of the business plan.   Please see pages 4, 6, 8 and 12 to Amendment No. 3 to the Form S-1.

Summary Financial Information, page 5

2.	Please revise to include interim financial information as of and for the six months ended May 31, 2010 to be consistent with the financial statements presented within your offering statement.

The Company has complied with this comment by including interim financial information as of and for the six months ended May 31, 2010.  Please see page 5 to Amendment No. 3 to the Form S-1.

Risk Factors, page 6

Our ability To Sustain Our Operations Is Dependent On Our Ability To Raise Financing

3.
 Please explain the statement in this risk factor that “Our future is dependent upon our ability to obtain financing and upon future profitable operations for our acquisition development, and management of real and intangible property and the provision of expertise.”  It is unclear how this related to your proposed business.

The Company has complied with this comment by removing the first paragraph of the referenced risk factor.  Please see page 6 to Amendment No. 3 to the Form S-1.

Dilution, page 11

4.
We reviewed your response to our comment five from our latter dated April 16, 2010, noting your disclosures were not revised as stated in your response.  As a result, our comment will be reissued.  Base on your proceeds from the offering disclosed on page 10, offering expenses of $10,005 disclosed on page II-1 and net tangible book value of ($11, 012) as of May 31, 2010 before the offering, it appears to us that the dilution per share to new investors under the scenarios “all shares are sold”, “75% of shares sold”, “50% of shares sold” and “25% shares sold” would be $0.09, $0.09, $0.10 and $0.10 respectively.  Please revise or provide us with our calculations supporting the amounts disclosed herein or revise.

John Reynolds
September 17, 2010

The Company has complied with changing the dilution per share to new investors in accordance with the staff’s comments.  Please see pages 11 and 12 to Amendment No. 3 to the Form S-1.

5.
Consider providing a separate table to reflect this information.  In addition, as the president did not offer and cash consideration, it is unclear why the capital contribution is reflected as $8,000.  Lastly, the footnote states that the president “purchased” the shares.  However, as stated above, it appears that the president to not offer any cash consideration.  Please reconcile.

The Company has previously disclosed the information required by Item 506 of Regulation S-K in the chart under the heading “Existing Stockholder if all of the Shares are Sold.”  The Company has changes the effective capital contribution to “$0.00” and disclosed that the President “purchased” the shares because an exchange of his services for the shares is a sale of securities for valid consideration.  The Company has change the word “purchased” to “acquired” and added the sentence “No cash consideration was paid for the shares” to the footnote.  Please see pages 11 and 12 to Amendment No. 3 to the Form S-1.

Plan of Operations, page 12

6.
 Update disclosure throughout the prospectus as necessary.  For instance, we note the disclosure on page 12 that “initial contract and viable mass of order would begin in July 2010” and the disclosure on page 13 that “If we are successful in raising the funds from this offering, we plan to commence activities to raise the $550,000 in funds required for Phases I and II of the development program in summer 2010.”

The Company has updated this disclosure.  Please see pages 12, 13 and 17 to Amendment No. 3 to the Form S-1.

Description of Business, page 15

7.
 Please file the April 26, 2010 letter from NBBC as an exhibit.  Also, In Addition, we note that the contract entered into October 31, 2009 is for a one year period.  Please discuss the risk associated with the fact that the agreement may expire before the company may commence operations.

The Company has filed the April 26, 2010 letter as Exhibit 10.4.  Additionally, the Company has extended its agreement with NBBC until October 30, 2014, by way of Amendment No. 1 to Working Agreement, dated September 8, 2010, filed as Exhibit 10.5.  Accordingly, the Company is not discussing a risk that the agreement may expire before the company may commence operations.

8.
We reissue comment 11 from our letter dated April 16, 2010. We note that the time frame had been arbitrarily determined.  Please revise the estimated time frame to not be arbitrary and instead, clearly reflect the basis for the company’s determination as to the estimated time frame for implementing the business plan.  The current reference to “arbitrarily determined” provide no insight to investor as to how and when the company can realistically implement its business plan. Given the timing needed for this offering and the fact that any additional financing will not occur until after the completion of this offering, please explain the basis for the time frame disclosed in this section.  Lastly, it is unclear how the statement that your website is now up and under development responded to our prior comment.  We may have further comment.

John Reynolds
September 17, 2010

The Company has complied with the staff’s request to not make time frames arbitrarily determined and have a determination as to the estimated time frames.  Please see pages 17 and 18 to Amendment No. 3 to the Form S-1.

9.	We partially reissue comment 12 from our letter dated April 16, 2010. Please expand your plan to use a network of independent distributors for your retain trade.

The Company has complied with the staff’s request that the Company expand its plan to use a network of independent distributors.  Please see pages 19 and 20 to Amendment No. 3 to the Form S-1.

10.
We reissue comment 13 from our letter dated April 16, 2010.  Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K.  We not note that you have added back the risk factor you removed; however, you did not add back the disclosure removed from this section and did not provide the more detailed disclosure as previously requested.

The Company has complied with this comment by clarifying that the operation of the Company’s business is not subject to any special government regulation and adding a governmental regulatory section.  Please see pages 7 and 20 to Amendment No. 3 to the Form S-1.

Executive Compensation, page 22

11.
We reissue comment 15 for our letter dated April 16, 2010.  To the extent that assumption were made in the valuation, please provide the disclosure required by the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The Company has complied with this comment by disclosing the assumptions made in the valuation.  Please see page 23 to Amendment No. 3 to the Form S-1.

Financial Statements

12.
We note you have presented your most recent interim financial statements as of and for the six months ended May 31, 2010.  As a result, the interim financial statements as of and for the three months ended February 29, 2010 appearing on pages F-15 to F-24 are no longer required.  Please revise to remove.

John Reynolds
September 17, 2010

The Company has complied with this comment by removing the interim financial statements as of and for the three months ended February 29, 2010 appearing on pages F-15 to F-24.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo